        Date: January 24, 2024

To
Bank Hapoalim B.M.

Dear Sirs/Mesdames,

Re: Amended and Restated Deed of Undertaking

WHEREAS we the undersigned, Cognyte Software Ltd., incorporation no. 51-619642-5 (hereinafter: “Cognyte Software”) and Cognyte Technologies Israel Ltd., incorporation no. 51-270486-7 (hereinafter: “Cognyte Technologies”) (Cognyte Software and Cognyte Technologies, hereinafter collectively: “the Corporations”) have received or may receive from time to time from the Bank the Banking Services (as defined below), in whole or in part, and third parties (hereinafter, each third party as aforesaid and each one of the above mentioned: “the Guaranteed Party”) have received or may receive from time to time from the Bank the Banking Services (as defined below), in whole or in part, against the receipt of a guarantee or an indemnity undertaking from us, on terms as have been or may be agreed upon between you and us from time to time with respect to any Banking Service; and -

WHEREAS in connection with the aforesaid we have executed, in favour of the Bank, a Deed of Undertaking dated February 3, 2021, as amended by Amendment no.1 dated October 30, 2022 (the aforesaid Deed of Undertaking including its amendment shall be referred to hereinafter as the "Original Deed"); and -

WHEREAS the Bank and the Corporations agreed to further amend the Original Deed, and for sake of convenience agreed to incorporate such amendments by way of an Amended and Restated Deed of Undertaking, that will amend, restate and replace the Original Deed in its entirety;

NOW, THEREFORE we declare, confirm, agree and undertake hereby towards the Bank that so long as we or the Guaranteed Party may owe the Bank any amount of the Credit Amounts (as defined below), all of the following provisions shall apply:

1.Definitions

Unless otherwise expressly provided the terms herein contained shall have the meaning as set out next to them:

1.a.	the “Accounting Principles” -	US GAAP, and the accounting principles applicable to the Corporations by operation of law, including any applicable securities law, as they may be from time to time;
1.a.	“Asset” -	Any asset or right of the Corporations, whether owned by them or in their possession or otherwise held by them, including immovable and movable property and rights of any kind, whether in their possession or otherwise held by them, the goodwill of the Corporation, and in the case of a company - the unissued share capital of that company;

1.a.	the “Bank” -	Bank Hapoalim B.M. comprising each one of its branches and offices in Israel, as well as any successor or any one acting on its behalf and any transferee of the Bank, and also Bank Hapoalim B. M. in its capacity as credit agent or as security agent on its own behalf and on behalf of any transferee of the Bank or on behalf of any subsequent transferee, according to the terms of the documents signed or which may be signed in favour of the Bank by the Corporations or by the Guaranteed Party or on behalf of any of them;
1.a.	the “Banking Services” -	Credit, documentary credit, various loans, overdrafts in current account, in revolving debitory account or in any other account, any letters of indemnity and guarantees for the Corporations or for the Guaranteed Party or for others at the request of the Corporations or the Guaranteed Party, discounting of bills, grace periods and various banking facilities and various other banking services that the Bank is accustomed to give to its customers, according to the current acceptable practice from time to time;
1.a.	“Change of Control”-
(1) If Cognyte Software (hereinafter in this sub-clause – “the Controlling Party”): (a) Has ceased to hold solely and directly or indirectly (through Cognyte Software US which shall remain wholly owned by it) at least 51% of the issued and paid up share capital of Cognyte Technologies (on a Fully Diluted Basis) and of each of the other Means of Control thereof; or (b) Has ceased to control solely Cognyte Technologies or if any other person controls (solely or jointly, together with others (including for the prevention of doubt, together with the Controlling Party)) Cognyte Technologies or holds (as this term is defined in the Securities Law) more than 50% of any Means of Control thereof; or (c) Has ceased to hold solely and directly or indirectly (through Cognyte Software US which shall remain wholly owned by it) the largest quantity of any Means of Control of Cognyte Technologies, such that there is another person who holds solely or jointly, together with others (including together with the Controlling Party), an equal or greater quantity of the relevant Means of Control of Cognyte Technologies than it (and for this purpose – with reference to the other person only – “holding” as this term is defined in the Securities Law); or – (d) Has ceased to be the person with the ability to appoint by itself and solely the majority of the members of the board of directors (who are not external directors (as defined in the Companies Law) of Cognyte Technologies); or (e) Where the Controlling Party is a corporation – the Controlling Party has ceased to consolidate Cognyte Technologies in its financial statements;
(2) If Cognyte Software US has ceased to hold solely and directly 100% of the issued and paid up share capital of Cognyte Technologies (on a Fully Diluted Basis) and of each of the other Means of Control thereof; or
(3) If any person not in control of Cognyte Software on the date hereof acquires such control.
For the purpose of this paragraph the term “control” shall have the meaning ascribed to it in the Securities Law and without taking into account the presumption of control specified in such definition, in case of a certain holding share; and the terms “controls”, “to control”, “controlled” and the like shall be construed accordingly.
For the avoidance of doubt, circumstances where the discretion of the holder of Means of Control of the kind of voting rights or rights to appoint a director is not independent, such as in circumstances where a trustee or other similar office holder is appointed, who is involved in the exercise of such rights, shall be deemed for the purpose of the foregoing as the holding by such entity of Means of Control as aforesaid not solely but jointly, together with others;

1.a.	“Cognyte Software US” -
Cognyte Software LP, a limited partnership organized under the laws of the State of Delaware, registration no. 6672017, whose principal place of business is at 80 Orville Drive, Suite 100 Bohemia, New York 11716;

1.a.	the “Companies Law” -	The Companies Law, 5759-1999, and the Companies Ordinance, 5743-1983 which is in force;

1.a.	the “Credit Amounts” -	The total amount of the outstanding balance of the amounts of principal of any Banking Service, as well as interest of any kind, costs and expenses (including realization expenses and costs of collection), fees, commissions and charges and all of the other payments, of any kind or nature, which the Corporations or the Guaranteed Party owe or may owe the Bank in connection with any of the Banking Services or any part thereof, on terms agreed upon or as may be agreed upon from time to time with respect to each Banking Service;
1.a.	the “Credit Documents” -	As the case may be and in as much as relevant to the Credit Amounts: The application to open the account or the accounts under which any of the Credit Amounts are maintained, all of the documents which include general conditions pertaining to areas of activity or channels of service in connection with the Credit Amounts, and any application, letters of undertaking and any other document which has been executed or which may be executed between ourselves and the Bank and between the Guaranteed Party and the Bank in connection with the Credit Amounts and including this Deed and all of the agreements, deeds of pledge, debentures, deeds of undertaking and letters of guarantee and all of the conditions and documents dealing with collaterals securing the Credit Documents, in whole or in part, or regulating any matter pertaining to the collaterals as aforesaid;
1.a.	“Event of Default” -	Any of the events upon the occurrence of which the Bank may accelerate and demand the immediate repayment or payment of the Credit Amounts, in whole or in part, pursuant hereto or to any of the Credit Documents, without taking into account cure, notice or waiting periods, if and in as much as agreed upon in writing;

1.a.	the “Financial Statements” -	The annual or quarterly financial statements of the Corporations audited or reviewed (as the case may be) by a qualified external independent accountant, in accordance with the Accounting Principles, on a consolidated basis (which include the opinion of the accountant making the audit/review, a report on the balance sheet (statement of financial condition), statement of profit and loss (report on the overall profit), cash flows, statement of changes in equity and notes to all of the aforesaid statements, and any other statement or note to the statement which is required to be prepared according to the Accounting Principles);
1.a.	the “Group”	The Corporations and all of their direct and indirect subsidiaries (including, for the avoidance of doubt Cognyte Software US).
1.a.	the “Solo Financial Statements” -	With respect to any Corporation, the data relating solely to it and reported in the annual, semi-annual or quarterly financial results, and in the notes to any of the financial results, and in any other report or note which is required to be prepared in accordance with the Accounting Principles, including the opinion of the signed by the independent, qualified, external auditor of the Corporations;
1.a.	“Interested Party” -	As defined in the Securities Law;
1.a.	“Means of Control” -	As defined in the Banking (Licensing) Law, 5741-1981;
1.a.	“On a Fully Diluted Basis” -	On the basis of the assumption that all options, convertible capital notes, convertible loans, convertible securities and any promise to issue such security, of any kind or nature, were realized or (as the case may be) were fully converted into shares;

1.a.	“Party in a Related Group” -	(a) With respect to any company: Any shareholder or Related Party to the shareholder or Interested Party of the shareholder or of the said Related Party or a Relative of any of them; (b) With respect to any partnership: Any partner (limited or general) or Related Party to a partner or an Interested Party of the partner or of the said Related Party or a Relative of any of them; (c) With respect to any other corporation: The owner of any Means of Control or a Related Party to the owner of the Means of Control or of the said Related Party or a Relative of any of them;
1.a.	“Quarter” -	A fiscal quarter, that is to say: 1st February to 30th April (inclusive); 1st May to 31st July (inclusive); 1st August to 31st October (inclusive); 1st November to 31st January (inclusive);
1.a.	A “Related Company” -	As defined in the Securities Law, and corporations that are not companies that comply with the said definition;
1.a.	“Related Party” -
In relation to any person, any other person: Who controls him, is controlled by him, or is under similar control, and also a Relative of any one of the foregoing;
For the purpose of this paragraph the term “control” means: within the meaning thereof in the Securities Law; and the terms “control”, “to control”, “is controlled” and such like shall be construed accordingly; the term “person” also means: a body of persons, irrespective of whether or not it is a corporation;

1.a.	“Relative” -	As defined in the Companies Law;

1.a.	[reserved]
1.a.	“Structural Change”-
With respect to any corporation, any one of the following: (a) Merger or split, within the meaning of these terms in Part 5 “B” of the Income Tax Ordinance [New Version] or in the Companies Law (including any consolidation and reorganization, all of which - irrespective of whether effected pursuant to Part Eight or Part Nine of the Companies Law or in any other way) or any action the result of which is similar with respect to a partnership or incorporation outside Israel, unless, with respect to a merger - the Corporations are the surviving entities as a result of such Structural Change; (b) Any action the result of which is the transfer of assets which are material for the corporation in their extent or nature or the receipt of a material undertaking as aforesaid; (c) Receipt of assets in return for shares or other securities or other rights of the corporation, when the assets relevant to the action as aforesaid are material for the corporation, in their extent or nature; all of which - whether in one transaction or in a series of transactions;

2.Ownership, Change of Control, and Structural Change

2.aSchedule 2.1 hereof sets out the following: the Corporation's shareholders and the holders of our Means of Control, directly or indirectly, the relative proportions of their holdings of our shares and Means of Control as aforesaid (on a Fully Diluted Basis and not on a Fully Diluted Basis) and a description of the manner in which they are held (should it be indirectly), including details of each entity’s: corporate status (private/public/reporting), country of incorporation; tax residency; and, if applicable – relevant stock exchange where securities of such entity are traded; (b) the entities held by the Corporations, directly or indirectly, their holders of shares and Means of Control (on a Fully Diluted Basis and not on a Fully Diluted Basis) and a description of the manner in which they are held (should it be indirectly), including details of each entity’s: corporate status (private/public/reporting), country of incorporation; tax residency; and, if applicable – relevant stock exchange where securities of such entity are traded.

2.bNo Structural Change of the Corporations will occur without the Bank’s prior written consent.

2.cA Change of Control occurring without the Bank’s prior written consent, shall constitute an Event of Default.

2.dCognyte Software hereby undertakes, that it shall not suspend or cease to be listed as a publicly-traded corporation, or otherwise de-list any of its securities traded under the Nasdaq stock exchange, without the Bank’s prior written consent.

3.Limitations on the Creation of Charges and the Giving of Guarantees

2.aAs of the date of signature of this Deed:

2.1.iOther than as detailed under Schedule 3.1.1 hereto, we and the other members of the Group, have not created any Security Interest of any kind over any of our Assets and we have not given any guarantee in favour of any third party, and we have also not undertaken to create any Security Interest or to give any guarantee as aforesaid.

2.1.ii(a) No guarantee or security (whether personal or in rem) or undertaking to indemnify (in this Clause 3.1.2: the “Security”) on behalf of a Party in a Related Group or on behalf of any other party was provided to any third party as security for any debts and obligations of the Corporations; (b) We or a Party in a Related Group or any other party have not undertaken to provide to any third party any Security as aforesaid; and (c) we shall ensure that no such Security shall be provided by a Party in a Related Group or any other party to any third party as security for any debts and obligations of the Corporations unless similar Security is provided to the Bank, mutatis mutandis, in each case – other than Permitted Securities, if applicable.

2.bOther than the Permitted Securities, we and the other members of the Group shall not create or agree to subsist any Security Interest on any of our Assets or on the Assets of other members of the Group, whether existing or future, in whole or in part, in any form or way, for any purpose and for any reason, in favour of any third party, and we and the other members of the Group shall not give any guarantee in favour of any third party (or any undertaking to indemnify any entity that provides such guarantee as aforesaid), and we and the other members of the Group shall not undertake in any way to execute any of the aforesaid transactions, all of which without the Bank’s prior written consent.

2.cIn Sub-Clauses 3.1 and 3.2 above:

2.1.iThe term “Security Interest” shall also include any charge, pledge (within the meaning ascribed to it in the Law of Pledge, 5727-1967), an assignment by way of pledge and a mortgage, as well as granting rights of set-off, rights of retention, retention of title or conditional sale in as much as they operate to enable an Asset or right to serve as collateral, including any retention requirements, restriction on release or transfer or trust arrangements in connection with cash and cash equivalents, and any other transaction of a similar nature.

2.1.iiThe term “Permitted Securities” shall mean any (a) Security Interests existing as of the date hereof on our Assets or on the Assets of other members of the Group, or any guarantee granted by us or by other member of the Group in favor of any third party, as detailed under Schedule 3.1.1 hereto; (b) Security Interest over any cash collateral (present or future) in any of our or the other members of the Group bank accounts; (c) guarantee by us or by other members of the Group of our subsidiaries' obligations, in favour of any third party (not being a financial institution) in the ordinary course of business and on market terms; (d) any undertaking to indemnify any banking or other financial corporation that issues bank guarantees at our or by other member of the Group’s request, with respect to any of our, any other members of the Group, or any of our or their subsidiaries', obligations towards customers, suppliers or service providers, in the ordinary course of business and on market terms; and (e) cross guarantees between any members of the Group, in favour of another financial institutions to the extent not securing loans, credit or similar obligations for borrowed money, provided, however, that the aggregate amounts of the collateral detailed in Sub-Clauses (a) and (b) above (without double counting), together with any guarantee provided by us (or issued at our request) securing any financial indebtedness of our subsidiaries (“Restricted Permitted Securities”) shall not exceed, at any time, a sum of US $40,000,000.

2.dNotwithstanding the provisions of Clause 3.2 above, we and any other member of the Group may create a fixed charge over new Assets which may be acquired by us or such other member of the Group, provided that such charge (which shall also be deemed as a Permitted Security for the purposes hereof) is only created in favour of the person which finances (but not by way of refinancing) the entire or partial acquisition of the Asset which is the subject of the specific charge, and subject to all of the following conditions:

2.1.iWe shall give the Bank 10 days’ prior written notice regarding our or such other member of the Group's, as applicable, intention to receive the financing referred to in Clause 3.4 above, together with details of the amount thereof, the type of financing, the maturity thereof, the name of the party providing such financing in whose favour the aforesaid specific charge will be registered by us, as well as the details of the Asset being charged as security for such financing.

2.1.iiThe debenture creating the charge shall specify the amount of the financing to be made available to us for the purpose of acquiring the charged Asset.

2.1.iiiWe or such other member of the Group, as applicable, shall not sign any such debenture unless it includes an express provision which states that the said charge shall be deemed null and void immediately upon the repayment of the financing which was given for the acquisition of the charged Asset.

4.Collateral

As a security for the full and punctual payment of any and all Credit Amounts, each of the Corporations and Cognyte Software US have granted pursuant to the Original Deed in favor of the Bank the following collaterals:

2.aA deed of guarantee by Cognyte Software, unlimited in amount, securing all Credit Amounts owed by Cognyte Technologies to the Bank;

2.bA deed of guarantee by Cognyte Technologies, unlimited in amount, securing all Credit Amounts owed by Cognyte Software to the Bank;

2.cA deed of guarantee by Cognyte Software US, unlimited in amount, and a letter of undertaking, securing all Credit Amounts owed by the Corporations to the Bank.

all – in form and substance as were agreed between the Bank and us and as detailed under the Credit Documents.

5.Sale and Purchase of Assets

2.aNeither we nor any other member of the Group shall sell, dispose of, transfer, deliver, lease out or hire out any of our or their assets, as they are now and as they may be in the future, in whole or in part, and neither we nor any other member of the Group shall undertake to do so, other than in the ordinary course of business and on market terms, to any third party including to a Party in a Related Group, without the Bank’s prior written consent thereto, and neither we nor any other member of the Group shall make any such disposition with respect to our or their intellectual property. Without derogating from the above, it is hereby clarified that we and any other member of the Group shall be permitted to provide licenses with respect to our or their intellectual property in the ordinary course of our or their business and on market terms.

2.bNeither we nor any other member of the Group shall make any investments, including any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, any corporation outside the Group (an “Investments”) other than Permitted Securities, and neither we nor any other member of the Group member shall acquire any corporation outside the Group or any shares or securities or a business or assets (or liabilities) of a corporation outside the Group (a “Purchase”), without the Bank's prior written consent, in each case – except if the Investment or the consideration payable for the Purchase (as applicable) does not exceed US$ 20,000,000 and provided that: (a) the Target's EBITDA, as defined below, is higher than zero; (b) no Event of Default (without taking into account cure, notice or waiting periods) has occurred and is continuing; and (c) in case of an Investment or Purchase occurring during a Cure Period, the Bank has provided its prior written consent.

In this Clause, Target's EBITDA means, the target's EBITDA during the 12 months period preceding the date of the most updated financial statements of the target (or applicable thereto) prior to the Investment or the Purchase.

2.cIt is clarified that nothing herein or in any other Credit Document shall prohibit or otherwise restrict any of the following: (a) any transfer of funds made between members of the Group in the ordinary course of business, whether by way of extension or repayment of shareholder loans, against issuance of capital notes, by way of equity contribution or otherwise, (b) any members of the Group entering into or performing under inter-company agreements in the ordinary course of business.
For the avoidance of doubt, the aforesaid shall not derogate from any other undertaking or covenant set out in the Credit Documents, such that if any of the permitted activities set out in paragraphs (a) or (b) above shall cause a breach of any other provisions of the Credit Documents (for example, if due to any intra group transfer of funds the Corporations shall not be able to meet their payment obligations under the Credit Documents or shall not be able to comply with any of the financial covenants set out in clause 8) - it shall not be deemed permitted by virtue of this Clause 5.3.

6.Changing Areas of Activity

Without the prior written consent of the Bank we and the other members of the Group, shall not make any material change in the fields of activity of the Group or any other change in the Group's activity so that the Group's main activity becomes materially riskier.

7.Delivering Reports and Information

2.aWe hereby undertake that within (a) 120 days of the 31st of January of each fiscal year, we shall deliver to the Bank all of our annual Financial Statements as at such date, and (b) 270 days of the 31st of January of each calendar year, we shall deliver to the Bank Cognyte Technologies' Solo Financial Statements as at such date, in each case, as required according to the Accounting Principles, after having been audited by the independent, qualified external auditor of each of us and prepared in accordance with the Accounting Principles.
In addition, we hereby undertake that within 90 days of the last day of each Quarter, we shall deliver to the Bank our quarterly Financial Statements as at the last day of such Quarter, after having been reviewed by the independent, qualified, external auditor of each of us and prepared in accordance with the Accounting Principles.

Further, we hereby represent and warrant, that the Corporations are under no legal obligations pursuant to any applicable law, to issue any other Financial Statements, or Solo Financial Statements, or to issue any such statements earlier than as required pursuant to Clause 7.1 above.
2.bWe hereby undertake that (a) with respect to the financial covenants detailed in Clauses 8.1.2.1 (Percentage of Equity Capital)-8.1.2.2 (Amount of Equity Capital) below - within 90 days following January 31st and July 31st of each year, (b) with respect to the financial covenant detailed in Clause 8.1.2.3 (Liquidity) and with respect to the financial covenants detailed in Clause 8.1.2.4 (Liquidity net of Debt) below - within 90 days following each Quarter, we shall deliver to the Bank a compliance certificate, in substantially the form set out in Schedule 7.2 hereto, signed by Cognyte Software's Chief Financial Officer, setting forth the details and manner of calculation with respect to our compliance (or non-compliance), as of the date of the said Financial Statements or Solo Financial Statements, as applicable, with the applicable financial covenants set forth under Clause 8 below.
Such approval shall also specify the full amount of the guarantees given by the Corporations and the companies included in their Financial Statements or Solo Financial Statements, as applicable, as security for the payment of any third-party debts (including any Party in a Related Group which is not controlled by any of the Corporations).
In addition, each compliance certificate for January 31st shall include confirmation of our compliance with the provisions of this letter, as set out in Schedule 7.2.

2.cIn addition, with respect to the financial covenant detailed in Clause 8.1.2.4 (Liquidity net of Debt), since it is tested on a daily basis (as provided below), and not on the basis of the Financial Statements, we hereby undertake to inform you in writing at any time we are not in compliance with such covenant.

2.d[reserved].

2.e[reserved].

2.fWe shall deliver to the Bank from time to time, at its reasonable request, additional information and documents in connection with our assets, our affairs, the holdings in our Corporations and our financial condition.

8.Financial Covenants

2.aWe shall comply with each one of the financial covenants, at all times, as set forth herein:

2.1.iDefinitions

The terms contained in this Clause 8 shall have the meaning as set out next to them:

“Funded Debt” – the sum of all of Cognyte Software’s (on a consolidated basis) obligations for borrowed money, including indebtedness evidenced by a written obligation to repay money, purchase money indebtedness including conditional sales or other title-retention agreements and indebtedness in respect of capitalized lease obligations, including subordinated debts.
“Equity Capital” – with reference to any respective date – the equity of Cognyte Software, within the meaning thereof according to the Accounting Principles; - as reported in the consolidated Financial Statements of Cognyte Software, for the period ending on the respective date to which they refer;
2.1.iiThe Financial Covenants

2.1.1.1Percentage of Equity Capital – the percentage of the Equity Capital of the total amount of the balance sheet of Cognyte Software pursuant to its consolidated Financial Statements, shall at no time be less than 30%;

It is hereby agreed, that in case of a goodwill write off, the amount deducted from the equity and the balance sheet of Cognyte Software as a result of such write off shall be added to the Equity Capital and to the total amount of the balance sheet, provided that such addition shall not exceed US$30,000,000.

2.1.1.2Amount of Equity Capital – the Equity Capital of Cognyte Software shall at no time be less than the amount of US $165,000,000;

It is hereby agreed in case of a goodwill write off, the amount deducted from the equity of Cognyte Software as a result of such write off shall be added to the Equity Capital, provided that such addition shall not exceed US$30,000,000.

2.1.1.3Liquidity – Cognyte Software shall maintain, pursuant to its consolidated Financial Statements, an amount of unrestricted (i.e., free and clear of any security, trust arrangement or restriction on the ability to withdraw from any bank account) cash and cash equivalents (including cash/cash equivalents and short term investments) of at least US$25,000,000.

2.1.1.4Liquidity net of Debt – at any time, the total unrestricted (as clarified in Clause 8.1.2.3) cash/cash equivalents and short term investments maintained by Cognyte Software on a consolidated basis, minus any Funded Debt, shall exceed US$15,000,000.
Notwithstanding any of the aforesaid, the Liquidity net of Debt covenant shall be tested on a daily basis, and not based on the Financial Statements.
Cognyte Software shall be permitted to include in the daily computation, as set out above, cash amounts it expects to receive in any consecutive 2 weeks immediately following the relevant day, in respect of sales made prior to such day and based on issued and payable invoices. At Bank's written request, from time to time, we shall provide evidence as to such expected amounts.

2.bCure Period

2.1.iIn the event that we shall breach any of the financial covenants listed in Clauses 8.1.2.1-8.1.2.3 above, then, following our written request, the Bank shall agree to our written request that for a one time period of not more than two (2) consecutive Quarters (including the Quarter with respect to which the breach occurred) (the "Cure Period"), such non-compliance shall not constitute an Event of Default, provided that:

2.1.1.1the financial covenant detailed in Clause 8.1.2.1 above is not less than 25%; (b) the financial covenant detailed in Clause 8.1.2.2 above is not less than US $130,000,000; and (c) the financial covenant detailed in Clause 8.1.2.3 is not less than US$15,000,000, and in any case it is not less than the Funded Debt.

2.1.1.2no other Event of Default has occurred or is continuing;

2.1.1.3the Corporations have paid and are duly paying, as required under the Credit Documents, all applicable additional interest payments as set out in Clause 8.6 (if any).

2.1.1.4During the Cure Period, no Investment or Purchase shall be permitted, except with the Bank’s prior written consent.

2.1.iiFor the avoidance of doubt, the cure referred to in Clause 8.2.1 above may not be made more than once during the period until the full repayment of the Credit Amounts.

2.c[reserved]

2.dChanging the Accounting Treatment

2.1.iWe are aware that the financial covenants are based on accounting standards, Accounting Principles, estimates and accounting policy (hereinafter in this Clause 8: “the Accounting Treatment”) as applied to our latest Financial Statements. Any accounting treatment, which is different from that on the basis of which the latest Financial Statements, were prepared as aforesaid, in our Financial Statements, and that includes due to the application of any new or other accounting standards, changes in estimates or changes in accounting policy (all of the foregoing being referred to hereinafter in this Clause 8 as: “New Accounting Treatment”), may cause changes which could affect the financial covenants.

2.1.iiAccordingly, it is agreed that we will notify the Bank immediately upon us becoming aware of a New Accounting Treatment that is expected to affect the calculation of the above financial covenants.

2.1.iiiIf the Bank considers that changes have been made or are about to be made in our Financial Statements, due to New Accounting Treatment, that, at Bank’s reasonable discretion, affect or may affect the financial covenants set out hereunder materially in a manner that requires their adjustment in order to reflect the original economic purpose according to which the financial covenants were determined, the Bank may, after consultation with us in good faith, notify us what changes are required by the Bank in the financial covenants in order to adjust them to such changes, with the intention of adjusting them to such original economic purpose (hereinafter: “the Amended Financial Covenants”).

2.1.ivOnce the Bank notifies us of the Amended Financial Covenants – they shall be binding upon us from the date of delivery of the Bank’s notice. If the Corporations do not agree to the Amended Financial Covenants determined by the Bank, the Corporations may continue to deliver to the Bank, together with each Financial Statement which is delivered to the Bank pursuant to Clause 7 above, an adjusted statement signed by an independent, qualified, external accountant, adjusting the Accounting

Treatment which was applied by the Corporations prior to the adoption of the New Accounting Treatment, and the financial covenants will continue to be examined on the basis of the said adjusted statement.

2.eIf at any time we will undertake towards any third party to comply with any financial covenants and such undertaking includes different or additional financial covenants to those detailed herein, we shall notify the Bank thereof immediately, and at the request of the Bank, we will agree to the amendment of this Deed of Undertaking as to include the different or additional financial covenants as aforesaid.

2.fAddition of Step-Up Interest

During the Cure Period set out above (and so long as the Bank does not accelerate or demand the immediate prepayment or payment of the Credit Amounts), each of the Credit Documents shall be deemed amended such that interest at the rate of 0.5 per cent (0.5%) per annum shall be added to the agreed interest rate payable under any of the Credit Documents for so long as the Cure Period provided hereunder continues as aforesaid. At the end of the Cure Period as aforesaid, the interest will be reduced to the agreed interest rate between the Bank and the Corporations under each of the Credit Documents. This additional interest will be added to the payments of the interest on account of the Credit Amounts as set forth above, and together they will constitute the new agreed interest according to each of the Credit Documents.

2.1.iFor the avoidance of doubt, it is agreed that the above additional interest will not be refunded to us in any case or circumstances, even after the end of the Cure Period and if the default has been remedied, and that the right of the Bank to additional interest as aforesaid, shall not derogate from, delay or affect any remedy or relief or right or cause of action which may be available to the Bank against us hereunder or under any of the Credit Documents and the provisions of this clause are in addition thereto.

It is further agreed that the interest at the rate as provided in Clause 0 above, does not constitute Default Interest (ריבית פיגורים) or Interest at the Maximum Rate (שיעור הריבית בשיעור המירבי) as defined in the Credit Documents, and in the applicable cases specified in the Credit Documents (relating to non-payment of any of the Credit Amounts), the Bank may debit us with Default Interest (ריבית פיגורים) or Interest at the Maximum Rate (שיעור הריבית בשיעור המירבי) as aforesaid, all in accordance with the relevant Credit Documents.

9.Events of Default

2.aA breach of any of our undertakings towards the Bank hereunder, or any declaration, representation or confirmation contained herein being incorrect or incomplete, is an Event of Default.

2.bEvents of Default hereunder will be added to the events which upon their occurrence, the Bank may, according to the Credit Documents, accelerate or demand the immediate repayment or payment of the Credit Amounts, in whole or in part, or take any steps for the collection thereof, and upon the occurrence thereof there shall be available to the Bank all of the rights and remedies which arise pursuant to the provisions of the Credit Documents in such cases (subject to the duties of giving notices or granting waiting or cure periods, in so far as there are any, according to the provisions of the Credit Documents).

10.Waivers

Any waiver, extension, concession, acquiescence or forbearance (hereinafter in this Clause 10: “waiver”) on the part of the Bank as to the non-performance or partial or incorrect performance of any obligation of ours pursuant hereto or pursuant to the Credit Documents shall not be treated as a waiver on the part of the Bank of any right but as a limited consent given in respect of the specific instance.

11.General

2.aTax: Without derogating from any of the provisions of the Credit Documents, we confirm that any tax (of any type and under any law applicable to us in any jurisdiction) payable in connection with the transactions and actions contemplated by the Credit Documents, or with respect to or in relation to any Credit Amounts (except for income tax payable to the Israeli tax authorities on the Bank’s income deriving from interest and fees payable by us to the Bank under the Credit Documents) - shall all be borne and paid by us, and we shall bear the sole responsibility for such taxes. We further confirm that we are, and shall be, also solely responsible to examine all tax issues relating to the above, with respect to any jurisdiction outside of Israel.

2.bOur obligations to the Bank under the Credit Documents shall at all times rank at least equally (pari passu), in terms of right and priority of payment with all of our other unsubordinated obligations, existing both presently and in the future (except for obligations which by operation of law are preferred unconditionally over other obligations). For the prevention of any doubt it is clarified that this undertaking does not prevent the existence of debts having a shorter term than our obligations to the Bank or which are to be repaid according to a different (or even earlier) repayment schedule, so long as it concerns repayments or repayment schedules in the ordinary course of business of dealing with the indebtedness of the Corporations, arising from its current requirements.

2.cThe recitals to this Deed of Undertaking and the schedules attached hereto form an integral part hereof and of the terms hereof.

2.dClause headings are inserted herein for ease of reference only and shall not be taken into account in the interpretation hereof.

2.eThe provisions hereof are in addition to and not in derogation of or as a substitute for any other obligation which we have assumed towards the Bank or in favour of the Bank in any other document, irrespective of whether incurred prior hereto or hereafter. In any case of conflict between the provisions of this Deed of Undertaking and the provisions of the other Credit Documents, with respect to any of the matters detailed herein, or if any specific matter is expressly agreed both under the provisions hereof and under any other Credit Document, the provisions herein shall prevail, unless agreed otherwise between us and the Bank in any of the Credit Documents, following the date hereof.

2.fBy signing this Deed of Undertaking, the Original Deed is hereby terminated and shall have no further force and effect.

2.gThe provisions hereof shall not be construed as if to obligate the Bank to provide us or the Guaranteed Party or third parties with the Credit Amounts or any part thereof or to give us any Banking Services.

2.hThe rights of the Bank in connection with this Deed of Undertaking may be transferred, assigned, endorsed, sold or howsoever disposed of, to any of the entities listed in sections (2)-(4) of the first schedule (תוספת ראשונה) to the Israeli Securities Law, 5728-1968, in accordance with the terms as agreed upon or as may be agreed upon from time to time in connection with the disposition of the rights of the Bank with respect to any Banking Service.

AND IN THE WITNESS WHEREOF WE HAVE SIGNED ON JANUARY 24, 2024

[Signature page to follow]

/s/David Abadi /s/Ilan Rotem
Cognyte Software Ltd.

/s/David Abadi /s/Ilan Rotem
Cognyte Technologies Israel Ltd.

To
Bank Hapoalim B.M.

Re: Confirmation of Adoption of Resolution and Authorization

I, the undersigned, ______________________ Advocate, acting as legal advisor of Cognyte Software Ltd. (Identifying Number: 516196425) (hereinafter: “the Corporation”) hereby confirm that there was presented to me a Deed of Undertaking which the Corporation signed in favour of Bank Hapoalim B. M. on 24.1.2024 (hereinafter, respectively: “the Bank” and “the Deed of Undertaking”) as well as the up-to-date incorporation documents of the Corporation (hereinafter: “the Incorporation Documents of the Corporation”) and I certify as follows:

1.The Deed of Undertaking was signed on behalf of the Corporation by (hereinafter: “the Authorized Persons”): Name: __________________________
I. D. _______________ and Name: ____________________________________
I. D. _______________, the joint signatures of whom together with the stamp of the Corporation or its printed name is binding on the Corporation.

2.All of the resolutions required for the purpose of entering into the Deed of Undertaking have been adopted by the competent organ of the Corporation,
(which is: Board of directors of a company), and they were adopted according to applicable law and according to the Incorporation Documents of the Corporation and are binding on the Corporation for all intents and purposes.

3.The Corporation has the authority to enter into the terms of the Deed of Undertaking with the Bank, and to act as provided therein, and subject to its terms.

4.The Authorized Persons are authorized to sign on behalf of the Corporation the Deed of Undertaking and any document or form which may be required from time to time in connection with the Deed of Undertaking and the terms thereof, and to adopt on behalf of the Corporation any resolution and to give on behalf of the Corporation any of the notices required under the Deed of Undertaking, and to settle with the Bank from time to time, at their discretion, the terms and conditions of any kind or nature in connection with the aforesaid resolutions.

__________________________ _/s/Lior Davidovich
Date Signature and stamp

To
Bank Hapoalim B.M.

Re: Confirmation of Adoption of Resolution and Authorization

I, the undersigned, ______________________ Advocate, acting as legal advisor of Cognyte Technologies Israel Ltd. (Identifying Number: 512704867) (hereinafter: “the Corporation”) hereby confirm that there was presented to me a Deed of Undertaking which the Corporation signed in favour of Bank Hapoalim B. M. on 24.1.2024 (hereinafter, respectively: “the Bank” and “the Deed of Undertaking”) as well as the up-to-date incorporation documents of the Corporation (hereinafter: “the Incorporation Documents of the Corporation”) and I certify as follows:

1.The Deed of Undertaking was signed on behalf of the Corporation by (hereinafter: “the Authorized Persons”): Name: __________________________
I. D. _______________ and Name: ____________________________________
I. D. _______________, the joint signatures of whom together with the stamp of the Corporation or its printed name is binding on the Corporation.

2.All of the resolutions required for the purpose of entering into the Deed of Undertaking have been adopted by the competent organ of the Corporation,
(which is: Board of directors of a company), and they were adopted according to applicable law and according to the Incorporation Documents of the Corporation and are binding on the Corporation for all intents and purposes.

3.The Corporation has the authority to enter into the terms of the Deed of Undertaking with the Bank, and to act as provided therein, and subject to its terms.

4.The Authorized Persons are authorized to sign on behalf of the Corporation the Deed of Undertaking and any document or form which may be required from time to time in connection with the Deed of Undertaking and the terms thereof, and to adopt on behalf of the Corporation any resolution and to give on behalf of the Corporation any of the notices required under the Deed of Undertaking, and to settle with the Bank from time to time, at their discretion, the terms and conditions of any kind or nature in connection with the aforesaid resolutions.

__________________________ /s/Lior Davidovich
Date Signature and stamp